EXHIBIT 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Five Oaks Acquisition Corp.	Delaware

Oaks Funding, LLC	Delaware

Oaks Funding II, LLC	Delaware

Oaks Holding I, LLC	Delaware

Lument CMT Equity, LLC	Delaware

Lument CMT Finance, LLC	Delaware

Lument Commercial Mortgage Trust	Maryland

LFT CRE 2021-FL1 Advances, LLC	Delaware

LFT CRE 2021-FL1 Preferred, LLC	Delaware

LFT CRE 2021-FL1, Ltd.	Cayman Islands

LFT CRE 2021-FL1, LLC	Delaware

LFT CRE 2021-FL1 Seller, LLC	Delaware